

Mail Stop 7010

October 5, 2006

Mr. J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid Inc.
10 B Glenlake Parkway, Suite 600
Atlanta, Georgia 30328

> **RE:** **Form 10-K for the Fiscal Year ended December 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2006 and June 30, 2006**
> **File No. 1-9608**

Dear Mr. Robinson:

We have completed our review of your Form 10-K reports and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

John Cash
Accounting Branch Chief